16012484

SEC Mail Processing Section FEB 29 2016 Washington DC 409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68543 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YYYY) AND ENDING 12/31/2015 (MM/DD/YYYY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KIMBERLITE ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVE, 28th FLOOR
(No. and Street)

| NEW YORK | NY | 10169 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS O'NEILL — 212-389-9418
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTENBERG MERIL
(Name -- *if individual, state last, first, middle name*)

| 369 LEXINGTON AVE | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, THOMAS O'NEILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIMBERLITE ADVISORS, LLC, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY NEGERSMITH
Notary Public, State of New York
Registration #01NE6288354
Qualified In Putnam County
Commission Expires September 3. 2017

Thomas F O'Neill
Signature

Chairman & CEO
Title

Emily J Negersmith
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Kimberlite Advisors, LLC

(SEC I.D. No. 8-40742)

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

December 31, 2015

FILED PURSUANT TO SEC RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

**Kimberlite Advisors, LLC**
Statement of Financial Condition
Filed Pursuant to Rule 17a-5(e)(3)
December 31, 2015

## TABLE OF CONTENTS

Index:

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kimberlite Advisors, LLC

We have audited the accompanying statement of financial condition of Kimberlite Advisors, LLC (the "Company"), as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, PC
New York, New York
February 24, 2016

**Kimberlite Advisors, LLC**
**Statement of Financial Condition**
**December 31, 2015**

| | | |
|---|---|---|
| **Assets** | | |
| **Assets:** | | |
| Cash and cash equivalents | $ | 315,199 |
| Accounts receivable | | 655,746 |
| Due from affiliates | | 6,466 |
| Prepaid expenses | | 26,647 |
| Property and equipment, net of accumulated depreciation and amortization | | 18,625 |
| **Total Assets** | $ | 1,022,683 |
| **Liabilities & Member's Equity** | | |
| **Liabilities:** | | |
| Accounts payable | $ | 10,939 |
| Accrued expenses | | 29,707 |
| Due to Parent Company | | 76,808 |
| **Total Liabilities** | | 117,454 |
| **Member's Equity** | | 905,229 |
| **Total Liabilities and Member's Equity** | $ | 1,022,683 |

The accompanying notes are an integral part of this statement of financial condition

## Note 1 – Organization and Basis of Presentation

Kimberlite Advisors, LLC (the "Company" or "KA") was formed on March 5, 2009 as a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act (the Act), to engage in any activities allowed by the Act. The Company's offices are located in New York, New York. The Company is a single-member limited liability company owned by Kimberlite Group, LLC ("KG", "Parent Company").

The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds no customer funds or securities. The Company is a merchant banking firm founded by established and seasoned partners in Investment Banking, Legal Structuring, Operations, and Principal Investing.

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

## Note 2 – Summary of Significant Accounting Policies

### Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Property and Equipment
Property and equipment are stated at cost and are being depreciated and amortized using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major betterments are capitalized.

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company recognizes an impairment loss on property and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges), indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation and amortization, and when the carrying amount of the asset cannot be realized through sale. No impairment losses were required to be recognized for the year ended December 31, 2015.

### Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

### Revenue Recognition
The Company earns revenue from providing advisory services performed in accordance with the underlying advisory contracts. Revenue is recognized when the services are completed. Fees paid in advance are recognized over the estimated period that the related services are performed. Success fees are recognized when the related transaction closes and all services and work for which the success fee has been paid have been completed.

Note 2 – Summary of Significant Accounting Policies (Continued)

Accounts Receivable
The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. As of December 31, 2015, no allowance for doubtful accounts was considered necessary.

Income Taxes
Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. Tax years 2013 through 2015 for KG are open for examination by the U.S. federal, state and local tax authorities.

Note 3 – Property and Equipment, net

Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2015 are stated at cost and consist of the following:

| | **Estimated Useful Lives** | **Amount** |
|---|---|---|
| Computer equipment and software | 3 Years | $ 31,076 |
| Furniture and fixtures | 7 Years | 12,343 |
| Total, at cost | | 43,419 |
| Less: accumulated depreciation and amortization | | 24,794 |
| Net | | $ 18,625 |

Note 4 – Concentrations of Credit Risk

As of December 31, 2015, a receivable from one customer represented approximately 88% of accounts receivable, and totaled approximately $575,000.

At various times during the year, the Company has maintained deposits with its financial institutions in excess of insured amounts. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions. The Company has not incurred any losses on these accounts. At December 31, 2015, approximately $65,200 was in excess of insured amounts.

Note 5 – Related Party Transactions

The Company and its Parent Company entered into an Expense Sharing Agreement ("Agreement"), dated November 1, 2014. Under the provisions of this agreement, the Parent Company allocates to the Company, its portion of certain expenses incurred during 2015 which were paid by the Parent Company for which the Company received benefit. In addition, the Parent Company collected certain accounts receivable of the Company. Due to Parent Company in the accompanying Statement of Financial Condition total $76,808 as of December 31, 2015.

Effective April 1, 2015, an affiliated entity, Kimberlite Holdings, Inc. ("Holdings") was formed to administer all personnel related costs of the Company and its affiliates. Holdings allocated to the Company, its portion of personnel expenses incurred during 2015 which were paid by Holdings for which the Company received benefit. The Company reimburses Holdings for the personnel costs each pay period. As of December 31, 2015, the amount due from Holdings was $3,566, and is included in Due from Affiliates in the accompanying Statement of Financial Condition.

The Company advanced funds to a member of the Parent Company. As of December 31, 2015, the amount due to the Company was $2,900, and is included in Due from Affiliates in the accompanying Statement of Financial Condition.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule which requires that the Company maintain minimum Net Capital of the greater of $5,000 or a 6-2/3% Aggregate Indebtedness of $117,454 and a ratio of Aggregate Indebtedness to Net Capital (both as defined by the SEC) of no more than 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $197,745, which was $189,915 in excess of its required minimum net capital of $7,830. The Company's ratio of aggregate indebtedness to net capital was 59.40% as of December 31, 2015.

Note 7 – Commitments and Contingencies

Contractual Arrangements

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Sublease Commitment

In August 2013, the Company entered into a two year non-cancelable sublease effective September 1, 2013, which expired in August 2015.

In August 2015, the Parent Company entered into a five year non-cancelable sublease effective September 1, 2015 for new office space. Rent expense is allocated to the Company by the Parent Company as per the Expense Sharing Agreement.

Note 8 – Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through February 24, 2016, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements